Exhibit 99.1

BitFuFu Announces

Unaudited 2025 Full-Year Financial Results

SINGAPORE, March 20, 2026 (GLOBE NEWSWIRE) – BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited financial results for the full year ended December 31, 2025.

Full Year 2025 Financial Highlights

●	Total revenue was $475.8 million in 2025, representing an increase of 2.7% from $463.3 million in 2024. The year-over-year increase was driven by higher revenue from Cloud Mining Solutions, Mining Equipment Sales, and Other, partially offset by a decline in revenue from Self-Mining Operations.

	For the Year Ended December 31,
	2025		2024
Business Segment ($ in millions)	Revenue	% of Revenue	Revenue	% of Revenue
Cloud Mining Solutions	$350.6	73.7%	$271.0	58.5%
Self-Mining Operations	63.1	13.3%	157.5	34.0%
Mining Equipment Sales	53.7	11.3%	30.5	6.6%
Other[1]	8.4	1.7%	4.3	0.9%
Total Revenue	$475.8	100.0%	$463.3	100.0%

●	Net loss was $57.4 million in 2025, compared to a net profit of $54.0 million in 2024. The loss in 2025 was primarily driven by the fair value changes in digital assets and digital asset receivables, as well as impairment on equipment due to unfavorable market conditions.

●	Adjusted EBITDA (a non-GAAP metric) was $8.3 million in 2025, which was significantly impacted by non-cash fair value loss of $32.8 million resulting from the decrease in the price of Bitcoin. This compares to $117.9 million in 2024, which included a fair value gain of $75.6 million.

●	Combined balance of cash and cash equivalents and digital assets were $177.1 million as of December 31, 2025, remaining relatively flat compared to $175.1 million as of December 31, 2024.[2]

“In 2025, we continued to scale our cloud-mining platform, growing Cloud Mining Solutions revenue to $350.6 million and expanding total mining capacity under management to 26.1 EH/s,” said Leo Lu, Chairman and CEO of BitFuFu. “We also focused on our strategy with efficiency and resilience, and maintained rigorous operational discipline throughout 2025. While GAAP results were impacted by unrealized fair value movements in Bitcoin and digital-asset-related receivables, we ended the year with $177.1 million of combined cash and digital assets and built a solid foundation to navigate the current weaker market conditions.”

[1]	Includes revenue from Hosting Services and Other.
[2]	The BTC collateral receivable was not included in the balance of digital assets, and BTC was measured at fair value.

Full Year 2025 Operational Highlights

●	Total mining capacity increased by 11.1% to 26.1 EH/s as of December 31, 2025, compared to 23.5 EH/s as of December 31, 2024

●	Hosting capacity declined to 478 MW as of December 31, 2025, compared with 551 MW as of December 31, 2024.

●	Cloud Mining Solutions registered users increased by 14.2% to 675,765 as of December 31, 2025 compared to 591,751 as of December 31, 2024.

●	Bitcoin owned by the Company increased by 3.4% to 1,778 BTCs as of December 31, 2025, compared to 1,720 BTCs as of December 31, 2024.

●	Cost to mine BTC[3] from Self-Mining Operations in 2025 averaged $77,573 per BTC, compared to $47,496 per BTC in 2024.

	As of December 31,
Metric	2025	2024
Hosting capacity (MW)	478	551
Total mining capacity under management (EH/s) (1)	26.1	23.5
Cloud Mining Solutions registered users	675,765	591,751
BTC Holdings (2)	1,778	1,720

	For the Year Ended December 31,
	2025	2024
BTC Produced
From BitFuFu Self-Mining Operations	611	2,537
By customers from Cloud Mining Solutions (3)	3,051	4,947
Average BTC produced per day by customers and BitFuFu	10.0	20.5

(1)	Defined as the hashrate that could theoretically be generated if all miners that have been energized are currently in operation including miners that may be temporarily offline. Hashrate is an estimate based on the manufacturers’ specifications.

(2)	Includes 274 BTCs as collateral for loans and miner procurement payables as of December 31, 2025 (2024: 633 BTCs) and excludes BTC pledged by counterparties.

(3)	Defined as the amount of BTC that was produced during the year by customers using mining capacity purchased from Cloud Mining Solutions.

Full Year 2025 Financial Review

Revenue

Total revenue in 2025 was $475.8 million, representing an increase of 2.7% from $463.3 million in 2024. This growth was primarily due to the combined effects of an increase in Cloud Mining Solutions revenue and Mining Equipment Sales revenue, partially offset by a decline in Self-Mining Operations revenue.

Revenue from Cloud Mining Solutions in 2025 was $350.6 million, representing an increase of 29.4% from $271.0 million in 2024. The year-over-year increase is attributable to: (i) increased demand for cloud mining services, (ii) repeat purchases from both existing customers and new customers acquired during the year of 2025, and (iii) continued growth in our managed hashrate and expansion of our power capacity. BitFuFu realized a net dollar retention rate of 100% for 2025, which was calculated by dividing the amount of recurring revenue in 2025 by the amount of revenue in 2024, reflecting continued customer demand and the Company’s ability to maintain a substantial portion of revenue from existing customers.

A reallocation of hashrate away from Self-Mining Operations toward Cloud Mining Solutions was undertaken to improve capital efficiency and enhance revenue visibility. As a result, revenue from Self-Mining Operations in 2025 decreased to $63.1 million from $157.5 million in 2024, primarily due to: (i) a 52.1% decline in Bitcoin daily earnings per terahash due to higher global network difficulty and (ii) a 47.4% reduction in hashrate allocated to self-mining, which were partially offset by a 54.2% increase in Bitcoin price from an average of $65,900 in 2024 to $101,600 in 2025.

[3]	Includes all direct costs such as electricity fees, hosting fees, and purchased hashrate cost, but excludes depreciation

Revenue from Mining Equipment Sales in 2025 was $53.7 million, representing a substantial increase from $30.5 million in 2024. This growth is attributable to two primary factors: (i) robust demand for mining machines during the first three quarters of the year, bolstered by a favorable Bitcoin price environment; and (ii) the Company’s effective utilization of its strategic partnerships to broaden its sales footprint and capitalize on opportunities in emerging markets.

Revenue from Other, which includes Hosting Services, in 2025 was $8.4 million grew significantly from $4.3 million in 2024. This growth was primarily due to an increase in hosting services provided to new customers.

Cost of Revenue

Cost of revenue in 2025 was $448.6 million, representing an increase of 3.5% from $433.6 million in 2024. The increase was in line with the increase in our total revenue.

The average cost to mine Bitcoin from Self-Mining Operations in 2025 was $77,573 per Bitcoin, reflecting a blended cost structure of approximately $61,000 per Bitcoin from owned machines (excluding depreciation of owned machines) and $98,000 per Bitcoin from leased hashrate. The use of shorter duration leased hashrate contracts, typically ranging from three to twelve months, introduces operational flexibility, allowing capacity to be rebalanced and repriced in response to evolving market conditions. This hybrid model supports disciplined cost management by combining the stability of owned infrastructure with the flexibility of third-party capacity, enabling more effective navigation of cyclical market dynamics.

Operating Expenses

Sales and marketing, general and administrative, and research and development expenses totaled $15.4 million in 2025, compared with $38.3 million in 2024 (down 59.8%). The decrease was primarily driven by lower share-based compensation expense, which was $0.6 million in 2025 versus $26.1 million in 2024. By category, 2025 expenses for sales and marketing, general and administrative, and research and development were $3.7 million, $9.1 million, and $2.5 million, respectively.

The Company recognized a $32.8 million fair value loss on digital assets and digital asset receivables or payables in 2025, reflecting lower Bitcoin prices in the fourth quarter. By comparison, the Company recognized a $75.6 million fair value gain in 2024, reflecting higher Bitcoin prices over that period.

Net Loss

Net loss was $57.4 million in 2025, compared to the net income of $54.0 million in 2024. GAAP net income includes unrealized gains and losses on Bitcoin and on digital asset receivables and payables, which can increase period-to-period volatility.

Adjusted EBITDA

Adjusted EBITDA was $8.3 million in 2025, compared with $117.9 million in 2024.

Liquidity and Capital Resources

As of December 31, 2025, the Company had cash and cash equivalents and digital assets of $177.1 million, compared with $175.1 million as of December 31, 2024. The increase was mainly due to the Company’s treasury management strategy, which has supported liquidity, and the appreciation in the value of BTC held by the Company during 2025.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Friday, March 20, 2026 (8:00 P.M. Singapore Time on the same day).

All participants must register in advance of the conference call using the link provided below. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Registration Link: BitFuFu Inc.’s Full Year 2025 Earnings Conference Call

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.bitfufu.com.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, please visit https://ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Non-GAAP Financial Measure

BitFuFu uses and considers Adjusted EBITDA, a non-GAAP financial measure, as a supplemental metrics in reviewing and evaluating its performance. BitFuFu defines Adjusted EBITDA as (1) GAAP net profit/loss, plus (2) adjustments to add back interest expense/(income), income tax expense/(benefit), depreciation and amortization, (3) share-based compensation and (4) adjustments for non-recurring items, if any. BitFuFu believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as its management and in comparing financial results across accounting periods. However, Non-GAAP financial measures are not defined under GAAP and are not presented in accordance with GAAP. Non-GAAP financial measure have limitations as analytical tools, which possibly do not reflect all items of expense that affect the Company’s operations. BitFuFu’s calculation of adjusted EBITDA may be different from the calculation methods of other companies, and therefore, the comparability of such measure may be limited. In addition, this non-GAAP financial measure adjusts for the impact of items that BitFuFu does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net profit/loss or any other measure of performance or as an indicator of its future performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release. BitFuFu encourages you to review its financial information in its entirety and not rely on a single financial measure.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The announced results of the full year of 2025 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Charley Brady

Vice President, Investor Relations

charley.b@bitfufu.com

For general inquiries, please contact:

BitFuFu Investor Relations

ir@bitfufu.com

BitFuFu Media Relations

pr@bitfufu.com

BitFuFu Inc.

Condensed Consolidated Statements of Operations and Comprehensive (Loss)/Income (Unaudited)

(In thousands, except share and per share data)

	For the Year Ended December 31,
	2025	2024
Total revenue	$475,767	$463,330
Cost of revenue
Cost of revenues incurred to a related party	(224,040)	(177,162)
Cost of revenues incurred to third parties	(196,529)	(231,756)
Cost of revenues – depreciation and amortization	(28,030)	(24,690)
Total cost of revenues	(448,599)	(433,608)
Gross profit	27,168	29,722
Operating (expenses)/income
Sales and marketing expenses	(3,727)	(7,462)
General and administrative expenses	(9,125)	(25,271)
Research and development expenses	(2,543)	(5,600)
Credit loss provision for receivables	(1,247)	-
Gain on sale of recovery rights on assets held by FTX	-	7,270
Impairment loss on mining equipment	(28,795)	(8,076)
Unrealized fair value loss of digital asset receivables or payables	(24,155)	(1,320)
Change in fair value of digital assets	(8,693)	76,933
Total operating (expenses)/income, net	(78,285)	36,474
Operating (loss)/income	(51,117)	66,196
Investment income	462	416
Interest expense	(8,562)	(6,328)
Interest income	2,284	1,624
Other (expenses)/income, net	311	(277)
(Loss)/Income before income taxes	(56,622)	61,631
Income tax expenses	(793)	(7,668)
Net (loss)/income and total comprehensive (loss)/income	(57,415)	53,963
Less: Net income attributable to non-controlling interests	110	-
Total comprehensive (loss)/income attributable to ordinary shareholders of BitFuFu	$(57,525)	$53,963

Earnings per share:
Ordinary shares – basic (US$)	$(0.35)	$0.34
Ordinary shares – diluted (US$)	$(0.34)	$0.33

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic	164,334,429	160,988,011
Ordinary shares –diluted	169,684,142	165,500,289

BitFuFu Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands)

	As of December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$27,761	$38,201
Restricted cash and cash equivalents	-	6,910
Digital assets	149,289	129,940
Digital asset collateral receivable	24,075	12,569
Accounts receivable, net	12,326	10,926
Amount due from related parties	52,810	33,116
Prepayments	22,925	21,651
Inventory	145	246
Financial assets held for trading	521	-
Other current assets	9,358	11,710
Total current assets	299,210	265,269

Non-current assets:
Equipment, net	20,672	55,981
Digital asset collateral receivable	-	47,827
Goodwill	4,235	-
Deferred tax assets, net	11,106	8,601
Right of use asset	436	-
Long term equity investment	177	-
Total non-current assets	36,626	112,409

Total assets	335,836	377,678

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	4,659	14,119
Contract liabilities	52,603	15,757
Taxes payable	3,196	2,229
Accrued expenses and other payables	16,060	8,773
Obligation to return collateral digital assets	3,349	21,436
Long term loans-current portion	15,000	-
Amount due to a related party	6,803	1,579
Lease liability – current portion	251	-
Total current liabilities	101,921	63,893

Non-current liabilities:
Long-term payables	94,364	101,301
Long-term loans	-	34,950
Deferred tax liabilities, net	16,022	15,072
Lease liability	197	-
Total non-current liabilities	110,583	151,323

Total liabilities	212,504	215,216

Total shareholders’ equity	123,332	162,462

Total liabilities and stockholders’ equity	335,836	377,678

BitFuFu Inc.

Unaudited Reconciliation of GAAP and non-GAAP Results

(In thousands)

	For the Year Ended December 31,
	2025	2024
Net (loss)/profit	$(57,415)	$53,963
Add: Interest expenses, net	6,278	4,704
Add: Income tax (benefit)/expense	793	7,668
Add: Depreciation	28,030	24,690
Add: Impairment loss on mining equipment	28,795	8,076
Add: Credit loss provision for receivables	1,247	-
Add: Share-based Compensation	588	26,065
Minus: Gain on sale of recovery rights on assets held by FTX	-	(7,270)
Adjusted EBITDA	8,316	117,896